Filed by First Quantum Minerals Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Adastra Minerals Inc.
Commission File No. 333-131481

Not for release, publication or distribution in whole or in part in or into Australia or Japan.

NEWS RELEASE 06-03 February 2, 2006 www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES FORMAL BID FOR ADASTRA MINERALS

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) announced today that on February 2, 2006, it will file with securities regulators in Canada and the United States its formal offer to acquire all the outstanding shares of Adastra Minerals Inc. (“Adastra”) and mail First Quantum’s offering circular and related documents to Adastra shareholders.

The offer is open until 5 pm (Toronto time) on March 10, 2006, unless the offer is withdrawn or extended by First Quantum. Under the terms of the offer, Adastra shareholders will receive 1 First Quantum common share for every 17.5 Adastra common shares held.

Based on the closing price of First Quantum common shares on the Toronto Stock Exchange on January 17, 2006 (the day prior to First Quantum’s announcement of its offer for Adastra) of $38.94, the implied offer price of $2.23 represents a 24% premium over the Adastra closing price of $1.80 on January 17, 2006. The implied offer price also represents a 31% premium over the $1.70 equity financing completed by the Board of Adastra in December 2005.

“Today we are putting our proposal to bring together Adastra and First Quantum directly to the shareholders of Adastra. We see this as a very exciting opportunity for all involved and trust that Adastra shareholders will see things similarly,” said Mr. Philip Pascall, Chairman and CEO of First Quantum.

“Since our offer was announced, we have been very encouraged by the positive feedback and support that we have received from shareholders with investments in both companies who have recognized the sound strategic and operational logic in combining Adastra and First Quantum. However, we remain disappointed that the Board of Adastra would appear still not to recognize the potential that a business combination with First Quantum offers their shareholders. We believe our track record in Africa is proven. We very much look forward to having the opportunity to demonstrate how First Quantum’s 10 years of experience gained through developing and operating mines in the Copperbelt and Mauritania can have a major impact in funding and developing the Kolwezi Copper-Cobalt Tailings Project and the Kipushi Copper Zinc Mine more efficiently and effectively than Adastra would be able to do on its own,” he added.

“Following our initial attempt to negotiate an agreed merger, Adastra raised $10 million by issuing shares at a dilutive $1.70 each, well below the offer level we had communicated to them. Furthermore Adastra implemented a shareholder rights plan (“SRP”). We see the SRP as an unnecessary delaying tactic in circumstances where Adastra has already had ample opportunity to provide their shareholders with an alternative proposal to this proposal. Ours is a compelling offer at full and fair value and we will be asking securities regulators to set aside the SRP,” said Mr. Pascall.

First Quantum Minerals Ltd.	06-03

The formal offer and take-over bid circular will be filed on SEDAR and on EDGAR. Adastra shareholders should read the circular and any other materials relating to the Offer, copies of which can be obtained at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. Innisfree M&A Incorporated has been retained as First Quantum’s information agent. For questions or assistance in regard to the offer, please telephone Innisfree M&A toll free at 1-888-750-5834.

About First Quantum Minerals

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. The Company produces LME grade “A” copper cathode, copper in concentrate, gold and sulphuric acid. The Company’s operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper-gold deposit.

Important Notice

Persons who are resident in the United Kingdom should note the following three points:

i.	The Offer will not be subject to the provisions of the United Kingdom Takeover Code.

ii.	The formal offer and take-over bid circular will not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the “FSA”).Accordingly, the formal offer and take-over bid circular will not be reviewed or approved by the FSA or by London Stock Exchange plc and it is not intended that any action will be taken by First Quantum, by Numis Securities or by RBC entities that would permit a public offer of First Quantum shares to be made in the United Kingdom which would require an approved prospectus in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules.

iii.	The Offer will be made to, and deposits of Adastra shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of First Quantum that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, or (ii) persons to whom the Offer may otherwise be made or directed without an approved prospectus having first been made available to the public in the United Kingdom. UK shareholders receiving the formal offer and take-over bid circular should consult with their legal advisors to determine whether they are eligible as “qualified investors” or are otherwise able to receive and accept the Offer.

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the formal offer and take-over bid circular, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, which will include the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80 and the tender offer statement on Schedule 14D-1F, when these documents become available, because they will contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

First Quantum Minerals Ltd.	06-03

This press release contains forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).

On Behalf of the Board of Directors	12g3-2b-82-4461
of First Quantum Minerals Ltd.	Listed in Standard and Poor’s
Sedar Profile #00006237
Philip Pascall
Chairman & CEO

For further information visit our web site at www.first-quantum.com

North American contact: Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@first-quantum.com.
or
Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS